FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For period ending February 21, 2008

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --






   Notification of Transactions of Directors, Persons Discharging Managerial
                                 Responsibility


I give below details of changes in the interests of:


- Directors and Persons Discharging Managerial Responsibility in the Ordinary Shares of GlaxoSmithKline plc in respect of the under mentioned persons arising from the sale of Ordinary Shares at a price of GBP11.40 per Ordinary Share on 20 February 2008 to meet their tax liabilities following the vesting of a Performance Share Plan (PSP) award:


                     No. of Ordinary Shares sold to meet tax liabilities following the vesting of a PSP award
Mr A P Witty*                                        13,642
Mr R M Bondy                                         13,642
Mr M Dunoyer                                          5,138
Dr M Slaoui*                                          3,640
Mr J S Heslop*                                        2,746
Mr E J Gray                                           3,763
Mr J M Clarke                                         8,482
Mr D Learmouth                                        1,776

            * Denotes an Executive Director


- Persons Discharging Managerial Responsibility in the American Depositary Shares (ADSs) of GlaxoSmithKline plc in respect of the under mentioned persons arising from the withholding of shares at a price of $44.75 per ADS on 20 February 2008 to meet their tax liabilities following the vesting of a Performance Share Plan award:


                     No. of ADSs withheld to meet tax liabilities following the vesting of a PSP award
Dr JP Garnier*                                       34,117
Mr D M Stout                                         10,859
Mr D J Phelan                                         5,613
Mr C Viehbacher*                                      5,397
Mr D Pulman                                           4,425
Mr W C Louv                                           1,445

            * Denotes an Executive Director



The Company, Directors, Persons Discharging Managerial Responsibility were advised of these transactions on 21 February 2008.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).



S M Bicknell
Company Secretary

21 February 2008




SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: February 21, 2008                                       By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc